July 5, 2007

RECEIVED

2007 JUL 10 A 10:-3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 043/2007**

  Subject: Notification of the Resolutions of the Extraordinary General Meeting of Shareholders No. 1/2007

  Date: July 4, 2007

SUPPL

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

07024972

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Enclosure

THAICOM

Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Summary Translation Letter
To the Stock Exchange of Thailand
July 4, 2007

SSA-CP 043/2007

July 4, 2007

Subject: Notification of the Resolutions of the Extraordinary General Meeting of Shareholders No. 1/2007

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited (the "Company") has convened the Extraordinary General Meeting of Shareholders No. 1/2007 on July 4, 2007 at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok, the Company wishes to inform you of the resolutions of the Extraordinary General Meeting of Shareholders No. 1/2007 as follows:

1. RESOLVED THAT the Minutes of the Annual General Meeting of Shareholders for the year 2007 held on April 24, 2007 be approved.

2. RESOLVED THAT the sale of 49% shares in Shenington Investments Pte Ltd., the Company's wholly-owned subsidiary, to Asia Mobile Holdings Pte Ltd., which is regarded as a connected transaction and a disposition of assets under the relevant Notifications of the Board of Directors of the Stock Exchange of Thailand be approved. The resolution is supported by more than three-fourths of all the votes of the shareholders attending the meeting and having the right to vote, excluding the votes of interested shareholders.

END